SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of December, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


Ryanair Holdings Plc



08 December 2004



Re: Holding in Company



A Letter from Fidelity Investments dated 07 December 2004 to Ryanair Holdings Plc, received by Ryanair Holdings Plc 07 December 2004.



               Section 67, Companies Act 1990

               Notice of Interest in Voting Shares



ENCLOSED ARE AMENDED NOTIFICATIONS OF DISCLOSABLE INTERESTS UNDER THE IRISH COMPANIES ACT 1990. PLEASE NOTE THAT WHILE THIS INFORMATION DETAILS THE DISCLOSABLE INTERESTS OF MORE THAN ONE ENTITY, THE ENCLOSED DISCLOSURE CONSTITUTES SEPARATE NOTIFICATIONS OF INTEREST WHICH HAVE BEEN COMBINED SOLELY FOR PURPOSES OF CLARITY AND EFFICIENCY. IT IS NOT INTENDED TO INDICATE THAT ANY OF THESE ENTITIES ACT AS A GROUP OR IN CONCERT WITH RESPECT TO THESE INTERESTS.



THESE DISCLOSURES ARE MADE IN THE INTEREST OF CONFORMITY WITH THE COMPANIES ACT. THE INTEREST DETAILED HEREIN WAS ACQUIRED SOLELY FOR INVESTMENT PURPOSES. FOR DISCLOSURE PURPOSES, HOLDINGS SHOULD BE REPRESENTED AS FMR CORP. AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED (FIL)AND ITS DIRECT AND INDIRECT SUBSIDIARIES BOTH BEING NON-BENEFICIAL HOLDERS.



Kerrie Barnett

Regulatory Reporting Analyst

Fidelity Investments



AMENDMENT 22



NOTIFICATIONS UNDER SECTIONS 67 - IRISH COMPANIES ACT





1. COMPANY IN WHICH SHARES ARE HELD:  Ryanair Holdings Plc



2. NOTIFIABLE INTEREST: Ordinary Shares and ADRs



   (A)    FMR CORP.

          82 DEVONSHIRE STREET

          BOSTON, MA 02109



PARENT HOLDING COMPANY OF FIDELITY MANAGEMENT & RESEARCH COMPANY (FMRCO), INVESTMENT MANAGER FOR US MUTUAL FUNDS AND FIDELITY MANAGEMENT TRUST COMPANY
(FMTC), A US STATE CHARTERED BANK WHICH ACTS AS A TRUSTEE OR INVESTMENT MANAGER OF VARIOUS PENSION AND TRUST ACCOUNTS (SEE SCHEDULE A FOR LISTING OF REGISTERED SHAREHOLDERS AND THEIR HOLDINGS)



   (B)   FIDELITY INTERNATIONAL LIMITED(FIL)

         P.O. BOX HM 670

         HAMILTON HMCX, BERMUDA



PARENT HOLDING COMPANY FOR VARIOUS DIRECT AND INDIRECT SUBSIDIARIES,INCLUDING FIDELITY INVESTMENT SERVICES LTD (FISL) AND FIDELITY PENSION MANAGEMENT (FPM), INVESTMENT MANAGERS FOR VARIOUS NON-US INVESTMENT COMPANIES AND INSTITUTIONAL CLIENTS. (SEE SCHEDULE A FOR LISTING OF REGISTERED SHAREHOLDERS AND THEIR HOLDINGS)





3. THE NOTIFIABLE INTERESTS ALSO COMPRISE THE NOTIFIABLE INTEREST OF:

         MR. EDWARD C. JOHNSON 3d

          82 DEVONSHIRE STREET

          BOSTON, MA 02109



A PRINCIPAL SHAREHOLDER AND CHAIRMAN OF FMR CORP. AND FIDELITY INTERNATIONAL LIMITED.





4. THESE NOTIFICATIONS OF DISCLOSABLE INTERESTS CONSTITUTE SEPARATE NOTIFICATIONS OF INTEREST IN THE SHARES AND ARE COMBINED SOLELY FOR THE PURPOSES OF CLARITY AND EFFICIENCY. NOTHING HEREIN SHOULD BE TAKEN TO INDICATE THAT FMR CORP. AND ITS DIRECT AND INDIRECT SUBSIDIARIES, FIDELITY INTERNATIONAL AND ITS DIRECT AND INDIRECT SUBSIDIARIES OR MR, EDWARD C. JOHNSON 3d ACT AS A GROUP OR IN CONCERT IN RESPECT OF THE DISCLOSED INTERESTS, OR THAT THEY ARE REQUIRED TO SUBMIT THESE NOTIFICATIONS ON A JOINT BASIS.





5. THE DISCLOSABLE INTERESTS ARISE UNDER SECTION 67 OF THE ACT,

NAMELY WHERE A PERSON, NOT BEING THE REGISTERED HOLDER, IS ENTITLED TO EXERCISE A RIGHT CONFERRED BY THE HOLDING OF THE SHARES OR TO CONTROL THE EXERCISE OF SUCH RIGHTS, RESPECTIVELY.



RANI JANDU

REGULATORY REPORTING MANAGER, FIL - INVESTMENT COMPLIANCE

CO. DULY AUTHORIZED UNDER POWERS OF

ATTORNEY DATED AUGUST 25, 2004 BY ERIC D.ROITER

BY AND ON BEHALF OF FMR CORP, AND ITS

DIRECT AND INDIRECT SUBSIDIARIES, AND

FIDELITY INTERNATIONAL LIMITED

AND ITS DIRECT AND INDIRECT SUBSIDIARIES.



SCHEDULE A

AMENDMENT 22



SECURITY: RYANAIR HOLDINGS PLC






                            SHARES HELD                MANAGEMENT COMPANY          NOMINEE/REGISTERED NAME
                            627,798                    FIL                         JP Morgan Total
                            3,890                      FIL                         MSS Nominees Ltd Total
                            40,296                     FPM                         Bank of New York Brussels
                                                                                   Total
                            1,528                      FPM                         State Str Bk and Tr Co Lndn
                                                                                   (S Total
Grand Total Ordinary Shares 673,612



The following number of ordinary shares held is based on the assumed conversion of 82,616,285 ADRs (6 ordinary shares for each ADR).


                            SHARES HELD                MANAGEMENT COMPANY          NOMINEE/REGISTERED NAME
                            9,500                      FIJ                         Master Trust Bank of Japan
                                                                                   Total
                            202,500                    FIL                         Brown Brothers Harriman Ltd
                                                                                   Lux Total
                            3,444,000                  FISL                        JP Morgan, Bournemouth
                                                                                   Total
                            3,500                      FMRCO                       Bank of New York Total
                            59,171,285                 FMRCO                       Brown Brothers Harriman and
                                                                                   Co Total
                            2,498,000                  FMRCO                       Citibank NA Total
                            4,500                      FMRCO                       Firstar Trust Company Total
                            17,500                     FMRCO                       Investors Bank and Trust
                                                                                   Total
                            7,866,450                  FMRCO                       JP Morgan Chase Bank Total
                            4,949,550                  FMRCO                       Mellon Bank N.A. Total
                            297,000                    FMRCO                       Northern Trust Co Total
                            3,291,500                  FMRCO                       State Street Bank and Tr Co
                                                                                   Total
                            14,500                     FMTC                        BNY (nominees) Limited
                                                                                   Total
                            14,000                     FMTC                        Brown Brothers Harriman and
                                                                                   Co Total
                            14,000                     FMTC                        Japan Trustee Svcs Bk Ltd
                                                                                   Total
                            62,500                     FMTC                        Master Trust Bank of Japan
                                                                                   Total
                            10,500                     FMTC                        Master Trust Japan Total
                            8,500                      FMTC                        Nippon Turst Total
                            737,000                    FMTC                        State Street Bank and Tr Co
                                                                                   Total
Grand Total ADR's           82,616,285


Total Ordinary Shares +     83,289,897
ADR's
Current Ownership           11.04%
percentages
Shares in Issue             754,316,084
Change in holdings since    + 6,441,113 shares
last filing





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  08 December 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director